Appendix A

For each Reporting Person listed below, the following table sets forth information regarding transactions involving shares of Class A common stock or Class B common stock of the Issuer effected during the 60 days ended December 20, 2024, including the aggregate number of shares acquired or disposed of, the date of the transaction, the price per share, the aggregate proceeds and where and how the transaction were effected.

Name of Reporting Person	Number and Type of shares of common stock acquired or (disposed)	Class of common stock	Date	Price Per Share	Aggregate Proceeds	Where and How the Transaction was Effected
210/P10	(50,000)	Class A	12/16/2024	$13.2571	$0.663 M	Open market sale
210/P10	(4,967,397)	Class B	12/18/2024	$0	N/A	Voluntary conversion of Class B shares into Class A shares
210/P10	4,967,397	Class A	12/18/2024	$0	N/A	Voluntary conversion of Class B shares into Class A shares
210/P10	(13,000)	Class A	12/20/2024	$13.0594	$0.170	Open market sale